Citigroup Center
153 East 53rd Street
New York, New York 10022-4675

Facsimile:
(212) 446-4800	(212) 446-4900

June 2, 2006
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Re:	Registration Statement on Form S-4 of
Network Communications, Inc.
Ladies and Gentlemen:
     On behalf of Network Communications, Inc. (the “Issuer”), for filing under the Securities Act of 1933, as amended, we are transmitting one copy of the above-referenced Registration Statement on Form S-4 of the Issuers. The Issuer has previously sent by wire transfer, funds in the amount of $18,725 to cover the registration fee.
     The Issuer has informed us that it is aware of its obligations under the Securities Act of 1933, as amended.
     Should you have any questions or comments regarding this filing, please direct them to the undersigned at (212) 446-4793.
Sincerely,
/s/ Jason R. Norton
Jason R. Norton

Chicago	London	Los Angeles	Washington D.C.